UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 AND

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

BB HOLDINGS LIMITED

(formerly Carlisle Holdings Limited)

(Translation of registrant’s name into English)

60 Market Square, P.O. Box 1764, Belize City, Belize

(Address of principal executive offices)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BB HOLDINGS LIMITED (formerly Carlisle Holdings Limited)

Date: August 18, 2005	By:	/s/ P.T. OSBORNE
Philip T. Osborne
Company Secretary

2

BB HOLDINGS LIMITED ANNOUNCES CHANGE IN TRADING

ARRANGEMENTS

Belize City, Belize, August 18, 2005 – BB Holdings Limited (NASDAQ: BBHL, London: BBHL), formerly Carlisle Holdings Limited, today announces, further to its announcement on August 8, 2005, that its ticker symbol has been changed to BBHL on both Nasdaq and AIM, effective immediately. BB Holdings Limited’s CINS number, for trading on NASDAQ, has also been changed from P21277101 to P1622X106.

For further information contact:

BB Holdings	Makinson Cowell
Belize +5012 277178	USA +1 212 994 9044

Note: This and other press releases are available at the BB Holdings’ web site:

http://www.carlisleholdings.com